Exhibit 4.6

Certificate of Designation of
Series A Preferred Shares of
Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited, an Australian public company limited by shares (the “Company”), does hereby certify that, pursuant to the authority contained in its Constitution of the Company (the “Constitution”), as amended, the Company’s Board of Directors has duly adopted the following resolutions creating a series of preferred shares designated as Series A Preferred Shares:

RESOLVED, that the Company hereby designates and creates a series of preferred shares of the Company, designated as Series A Preferred Shares, as follows:

FIRST: that, 4,285,714 ordinary shares are hereby designated as “Series A Preferred Shares.” The rights, preferences and limitations granted to and imposed upon the Series A Preferred Shares are as set forth below:

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Conversion” shall have the meaning set forth in Section 5.

“Conversion Date” shall have the meaning set forth in Section 5(a).

“Conversion Period Commencement Date” means the Closing Date (as defined in that certain Securities Purchase Agreement, dated December 29, 2025, between the Company and the investors party thereto).

“Conversion Shares” means, collectively, the Ordinary Shares issuable upon conversion of the Series A Preferred Shares in accordance with the terms hereof.

“Governmental Entity” means any foreign governmental authority, the United States of America, any state of the United States and any political subdivision of any of the foregoing, and any agency, instrumentality, department, commission, board, bureau, central bank, authority, court or other tribunal, in each case whether executive, legislative, judicial, regulatory or administrative, having jurisdiction over the holders of the Series A Preferred Shares, the Company, any of the Company’s subsidiaries or their respective property.

“Holder” means holder of the Series A Preferred Shares.

“Notice of Conversion” shall have the meaning set forth in Section 5(a).

“Ordinary Share” means the Company’s fully paid ordinary shares.

“Original Issue Date” means the date of the first issuance of any of the Series A Preferred Shares under the terms of the Securities Purchase Agreement.

“Securities Purchase Agreement” means the Securities Purchase Agreement, dated December 29, 2025, between the buyer and seller named therein, as amended, modified or supplemented from time to time in accordance with its terms.

“Series A Preferred Shares” means the Company’s Series A Preferred Shares.

“Stated Value” means the stated value of the Series A Preferred Shares, which shall be $0.70 per share, subject to adjustment for stock splits, dividends, combinations and related transactions as set forth herein.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTCQB, OTCQX, Pink Open Market (or any successors to any of the foregoing).

“Triggering Event” shall have the meaning set forth in Section 7(a).

“Triggering Redemption Amount” means, the sum of (x) 100% of the consideration paid for the Series A Preferred Shares pursuant to the Securities Purchase Agreement (y) all accrued but unpaid dividends thereon (if any), and (z) all other costs, expenses or amounts due in respect of the Series A Preferred Shares including, but not limited to reasonable legal fees and expenses of legal counsel to the Holder in connection with, related to and/or arising out of a Triggering Event.

“Triggering Redemption Payment Date” shall have the meaning set forth in Section 7(b).

Section 2. Designation and Amount. 4,285,714 preferred shares of the Company are hereby designated as “Series A Preferred Shares.”

Section 3. Dividends. So long as any Series A Preferred Shares are outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, any securities of the Company without the prior express written consent of the Holders (defined below). In the event that dividends are consented to by the Holders, then the Holders shall be entitled to receive, and the Company shall pay, dividends on Series A Preferred Shares equal (on an as-if-converted-to-Ordinary-Shares basis) to and in the same form as dividends actually paid on shares of the Ordinary Shares when, as and if such dividends are paid on shares of the Ordinary Shares. No other dividends shall be paid on shares of Series A Preferred Shares. For the purposes of the Constitution the “Dividend Date” shall be the date on which a dividend is paid to actually paid to Ordinary Holders and the Holders and the “Dividend Rate” shall be a formula equal to a one times multiple of the dividend paid to holders of Ordinary Shares (for the avoidance of doubt, the dividend payable on an Ordinary Share and the Preferred Stock (on an as converted basis) shall be equal).

Section 4. Liquidation. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the entire remaining assets and funds of the Company legally available for distribution, if any, shall be distributed first, to the holders of the Series A Preferred Shares to account for unpaid dividends (if any), then in proportion to the Series A Preferred Shares owned by them, and applied toward the payment of the Triggering Redemption Amount, and thereafter, any remainder shall then be distributed to the holders of other preferred stock and Ordinary Shares in proportion of the number of such shares then held by them.

Section 5. Conversion. Holders of Series A Preferred Shares shall have the following rights with respect to the conversion (“Conversion”) of the Series A Preferred Shares into Ordinary Shares:

(a) Conversions at Option of Holder. Subject to and in compliance with the provisions of this Section 5, upon the Conversion Period Commencement Date, each Series A Preferred Share may, at the option of the Holder, be converted into fully paid and non-assessable1 Ordinary Shares, as set forth herein, upon notice (a “Notice of Conversion”) to the Company. The Holders shall effect conversions by providing the Company with a Notice of Conversion that shall specify the Conversion Price, the number of Series A Preferred Shares to be converted, the number of Series A Preferred Shares owned prior to the conversion at issue, the number of Series A Preferred Shares owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the Holder delivers such Notice of Conversion to the Company (the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Company is deemed delivered hereunder. To effect conversions, as the case may be, of shares of Series A Preferred Shares, a Holder shall not be required to surrender the certificate(s) representing such shares of Series A Preferred Shares to the Company unless all of the shares of Series A Preferred Shares represented thereby are so converted, in which case the Holder shall deliver the certificate representing such shares of Series A Preferred Shares promptly following the Conversion Date at issue. The Company shall issue certificates representing the Conversion Shares promptly, but in no event more than five (5) business days following surrender by a Holder of the certificate(s) representing the converted shares of Series A Preferred Shares to the Company (such date that the Company is required to deliver such certificate(s), the “Delivery Date”).

(b) Conversion Price; Conversion Shares. The “Conversion Price” of the Series A Preferred Shares shall be $0.70. Each share of Series A Preferred Shares shall be convertible into approximately one Conversion Share, subject to adjustment as set forth hereunder, being the result of dividing the Stated Value by the Conversion Price.

1 For the purpose of this Certificate of Designation, the term “non-assessable”, when used to describe the liability of a person as the registered holder of shares has no clear meaning under the laws of the Commonwealth of Australia, so those words are assumed to mean that holders of Ordinary Shares, having fully paid all amounts due on such Ordinary Shares, are under no personal liability to contribute to the assets and liabilities of the Company in their capacities purely as holders of such Ordinary Shares.

(c) Limitations of Conversion. Notwithstanding anything to the contrary herein, the Holders of Series A Preferred Shares may not effectuate any Conversion and the Company may not issue any Ordinary Shares in connection therewith that would be in excess of that number of Ordinary Shares equivalent to 4.99% of the number of Ordinary Shares (the “Maximum Percentage”); provided, however, that the Holders may effectuate any Conversion and the Company shall be obligated to issue Ordinary Shares in connection therewith that would not trigger such a requirement. To the extent the above limitation applies, the determination of whether the Series A Preferred Shares held by such Holder shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by such Holder or any of its affiliates) and of which such securities shall be convertible, exercisable or exchangeable (as among all such securities owned by such Holder and its affiliates) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). No prior inability of a Holder to convert Series A Preferred Shares, or of the Company to issue Ordinary Shares to such Holder, pursuant to this Section 5(c) shall have any effect on the applicability of the provisions of this Section 5(c) with respect to any subsequent determination of convertibility or issuance (as the case may be). For purposes of this Section 5(c), beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. The provisions of this Section 5(c) shall be implemented in a manner otherwise than in strict conformity with the terms of this Section 5(c) (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained, or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. The limitations contained in this Section 5(c) shall apply to a successor holder of Series A Preferred Shares. For any reason at any time, upon the written or oral request of a Holder, the Company shall within one business day confirm orally and in writing to such Holder the number of Ordinary Shares then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Ordinary Shares, including, without limitation, pursuant to this Certificate of Designation. Notwithstanding the foregoing restrictions, or any other provision of this Certificate of Designation, the Holder must not alone (or in aggregate with any Associates (as that term is defined in the Australian Corporations Act 2001 (Cth) (the “Act”))) hold a Relevant Interest (as that term is defined in the Act) in the Company of more than 19.99% as a result of holding or converting the Series A Preferred Shares.

(d) Stock Splits. If the Company, at any time after the Original Issue Date and while at least one share of Series A Preferred Shares is outstanding: (i) subdivides the outstanding Ordinary Shares into a larger number of shares, (ii) combines (including by way of reverse stock split) outstanding Ordinary Shares into a smaller number of shares or (iii) issues by reclassification of Ordinary Shares any shares of capital stock of the Company, then in each case the Conversion Price shall be multiplied by a fraction of which (x) the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding immediately before such event and (y) the denominator shall be the number of Ordinary Shares outstanding immediately after such event. Any adjustment made pursuant to this Section shall become effective immediately after the effective date of the applicable event described in subsections (i) through (iii) above.

(e) Subsequent Rights Offerings. In addition to any adjustments pursuant this Section 5, if at any time the Company grants, issues or sells any Ordinary Share Equivalents (as defined in the Securities Purchase Agreement) or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired as if the Holder had held the number of Ordinary Shares convertible from Series A Preferred Shares held by such Holder (without regard to any limitations on exercise hereof) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Ordinary Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Maximum Percentage).

(f) Lower Price Issuances. For a period (a) commencing on the applicable issuance date of the Series A Preferred Shares and (b) ending on the date that is eighteen months after such issuance date, if the Company issues or sells any securities, including options, warrants or convertible securities at a price of or with an exercise or conversion price of, or an exchange at, less than the Conversion Price, then upon such issuance or sale, the Conversion Price shall be reduced to the sale price or the exercise or conversion price of the securities issued or sold; provided, however, that in no event shall the Conversion Price be adjusted to less than $0.10 (as adjusted for stock splits, combinations, recapitalizations and similar events, the “Floor Price”); provided, further, that if the Conversion Price is reduced as the result of the issuance of convertible or derivative securities, and all of such convertible or derivative securities lapse without the issuance of Ordinary Shares, then the Conversion Price shall be re-adjusted to what it would be but for the issuance of the convertible or derivative securities. Whenever the Conversion Price is adjusted pursuant to any provision of this Section, the Company shall promptly give notice to the Holder setting forth the Conversion Price after such adjustment and any resulting adjustment to the number of Conversion Shares and setting forth a statement of the facts requiring such adjustment (the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section, upon the occurrence of any dilutive issuance or other reduction of the conversion rate, the Holder is entitled to receive a number of Conversion Shares based upon the reduced Conversion Price regardless of whether the Holder accurately refers to the Conversion Price in the Notice of Exercise. In order to comply with the Rules of the NYSE, in no event shall the adjusted Conversion Price in this Section 5(f) be below the Floor Price set forth in this Section 5(f).

(g) Calculations. All calculations under this Section 5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

(h) Reservation of Shares. The Company covenants and agrees that any Conversion Shares issued upon the conversion of the Series A Preferred Shares will, upon issuance, be validly issued and outstanding, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issuance thereof.

(i) Payment of Taxes. The Company and its paying agent shall be entitled to withhold taxes on all payments on the Series A Preferred Shares and Conversion Shares to the extent required by law. Prior to the date of any such payment, each Holder shall deliver to the Company or its paying agent a duly executed, valid, accurate and properly completed Internal Revenue Service Form W-9 or Internal Revenue Service Form W-8, as applicable. The Company shall pay any and all documentary, stamp and similar issue or transfer tax due on (A) the issue of the Series A Preferred Shares and (B) the issue of Conversion Shares; provided, however, in the case of any conversion of Series A Preferred Shares, the Company shall not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue and delivery of Conversion Shares in a name other than that of the Holder of the shares to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of any such tax or duty, or has established to the satisfaction of the Company that such tax or duty has been paid.

(j) Buy-In. If the Company fails, prior to the applicable Delivery Date, to, at its option, (i) deliver to such Holder the applicable certificate or certificates or (ii) cause its transfer agent to credit the account of such Holder or such Holder’s broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission system, and only if and to the extent that after such Delivery Date such Holder reasonably establishes that it was required by its brokerage firm to purchase Ordinary Shares (in an open market transaction or otherwise), or the Holder’s brokerage firm is required to purchase Ordinary Shares to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Delivery Date (a “Buy-In”), then the Company shall, upon receipt of reasonably detailed written notice from the Holder within five (5) business days of such purchase: (A) pay in cash to such Holder the amount by which (x) such Holder’s total purchase price (net of any brokerage commissions) for the Ordinary Shares so purchased exceeds (y) the product of (1) the aggregate number of Ordinary Shares that such Holder was entitled to receive from the conversion at issue (or, if less, the number of shares actually delivered in satisfaction of such sale) multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Series A Preferred Shares equal to the number of shares of Series A Preferred Shares submitted for conversion or deliver to such Holder the number of Ordinary Shares that would have been issued if the Company had timely complied with its delivery requirements. For example, if a Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series A Preferred Shares with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay such Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Ordinary Shares upon conversion of the shares of Series A Preferred Shares as required pursuant to the terms hereof.

(k) Partial Liquidated Damages. If the Company fails to deliver to a Holder of Ordinary Shares by the Delivery Date, the Company shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Stated Value of Series A Preferred Shares being converted, $50 per business day (increasing to $100 per business day on the third business day and increasing to $200 per business day on the sixth business day after such damages begin to accrue) for each business day after the Delivery Date until such shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Company’s failure to deliver the shares or pay the cash within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

Section 6. Reacquired Shares. Any Series A Preferred Shares purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued preferred shares and may be reissued as part of a new series of preferred shares to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 7. Redemption Upon Triggering Event.

(a) “Triggering Event” means, wherever used herein, (i) the objection or rejection by the Trading Market, any Governmental Entity, or any regulatory or self-regulatory agency of any of the Transactions (as defined in the Securities Purchase Agreement) on or before February 27, 2026, or (ii) the failure of any regulatory or self-regulatory agency to approve all of the Transactions, if any such approval is required, on or before February 27, 2026.

(b) Upon the occurrence and continuance of a Triggering Event and following a ten (10) day opportunity to cure following written notice from the Holders to the Company, each Holder shall (in addition to all other rights it may have hereunder or under applicable law) have the right, exercisable at the sole option of such Holder, to require the Company to redeem all or any portion of the Series A Preferred Shares then held by such Holder for a redemption price equal to the full (for fully redemption) or pro rata (for portion redemption) Triggering Redemption Amount. The Triggering Redemption Amount shall be due and payable within ten (10) Trading Days of the date on which the notice for the payment therefor is provided by a Holder (the “Triggering Redemption Payment Date”). If the Company fails to pay in full the Triggering Redemption Amount hereunder on the date such amount is due in accordance with this Section, the Company will pay interest thereon at a rate equal to the lesser of ten percent (10%) per annum or the maximum rate permitted by applicable law, from such date until the Triggering Redemption Amount, plus all such interest thereon, is paid in full.

Section 8. Voting and Meeting Rights

(a)	Holders of Preferred Stock have the same rights as holders of Ordinary Shares to: (a) receive notices of general meetings, reports and accounts of the Company; and (ii) attend and be heard at general meetings of the Company, but do not have the right to vote at general meetings except as set out in item 5(b) of this Schedule.

(b)	Holders of Preferred Stock have the right to vote at general meetings: (a) on a proposal: (A) to reduce the Company’s share capital; (B) that affects rights attached to Preferred Stock; (C) to wind up the Company; or (D) to dispose of all or substantially all of the Company’s property, business and undertaking; (b) on a resolution to approve the terms of a buy-back agreement under the Act; (iii) during a period in which a dividend or part of a dividend in respect of the Preferred Stock is in arrears; or (iv) on any question considered at a meeting held during the winding up of the Company.

Section 9. Amendment and Variation

(a)	Subject to complying with all applicable laws, the Company may, without the consent of holders of Preferred Stock, amend or add to the terms of issue of Preferred Stock, if in the Company’s opinion the amendment is: (A) of a formal, minor or technical nature; (B) required to correct a manifest error; (C) made to comply with the Act any financial market requirement or recommendation, or any other applicable law; or (D) not likely to materially prejudice any holders of Preference Shares.

(b)	Other than set out in Section 9(a) above, the terms of the Preferred Stock may only be varied in accordance with the Company’s Constitution.

Section 10. Constitution

The rights of the Holder in respect of the Preferred Stock are otherwise governed by the Constitution of the Company. The Holder acknowledges that restrictions may apply under the Act to a transfer of the Preferred Stock or Conversion Shares in Australia and that the Holder has not acquired the Preferred Stock for the purposes of on-sale in Australia.

SECOND: That such determination of the designation, rights, preferences and limitations relating to the Series A Preferred Shares, was duly made by the Board of Directors pursuant to the provisions of the Constitution of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be duly executed to be effective December 29, 2025.

Mixed Martial Arts Group Limited

By:	/s/ Nick Langton
Nick Langton Chief Executive Officer

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